UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 144

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OMB Number: 3235-0101
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SEC USE ONLY
DOCUMENT SEQUENCE NO.
CUSIP NUMBER
WORK LOCATION

NOTICE OF PROPOSED SALE OF SECURITIES PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION: *Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.*

1 (a) NAME OF ISSUER (Please type or print)	(b) IRS IDENT. NO.	(c) S.E.C. FILE NO.
Kansas City Southern	44-0663509	1-4717

1 (d) ADDRESS OF ISSUER STREET	CITY	STATE	ZIP CODE	(e) TELEPHONE NO. AREA CODE	NUMBER
427 West 12th Street	Kansas City	MO	64105	816	983-1303

2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD	(b) IRS IDENT. NO.	(c) RELATIONSHIP TO ISSUER	(d) ADDRESS STREET CITY STATE ZIP CODE
Michael Haverty	N/A	Officer and Director	6410 Wenonga Road, Mission Hills, KS 66208

INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3 (a) Title of the Class of Securities To Be Sold	(b) Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	SEC USE ONLY Broker-Dealer File Number	(c) Number of Shares or Other Units To Be Sold (See instr. 3(c))	(d) Aggregate Market Value (See instr. 3(d))	(e) Number of Shares or Other Units Outstanding (See instr. 3(e))	(f) Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.)	(g) Name of Each Securities Exchange (See instr. 3(g))
Common	UBS Securities, LLC 677 Washington Boulevard Stanford, CT 06901		350,000	9,810,500	75,832,354	11/15/2006	NYSE

INSTRUCTIONS:

1. (a) Name of issuer
   (b) Issuer's I.R.S. Identification Number
   (c) Issuer's S.E.C. file number, if any
   (d) Issuer's address, including zip code
   (e) Issuer's telephone number, including area code

2. (a) Name of person for whose account the securities are to be sold
   (b) Such person's I.R.S. identification number, if such person is an entity
   (c) Such person's relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
   (d) Such person's address, including zip code

3. (a) Title of the class of securities to be sold
   (b) Name and address of each broker through whom the securities are intended to be sold
   (c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
   (d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
   (e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
   (f) Approximate date on which the securities are to be sold
   (g) Name of each securities exchange, if any, on which the securities are intended to be sold

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1147 (01-04)

TABLE I — SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Common	1/1/2000	Employee Stock Purchase Plan	Kansas City Southern	295	1/1/2000	Cash
Common	6/29/2000	Open Market Purchase		30,000	6/29/2000	Cash
Common	7/7/2000	Open Market Purchase		30,000	7/7/2000	Cash
Common	7/13/2000	Restricted Stock Purchase	Kansas City Southern	99,000	7/13/2000	Cash
Common	7/13/2000	Employee Stock Option Exercise	Kansas City Southern	97,029	7/13/2000	Cash
Common	7/31/2000	Open Market Purchase		93,676	7/31/2000	Cash

INSTRUCTIONS: If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II — SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
None				

REMARKS:

INSTRUCTIONS:
See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all personswhose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:
The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

November 15, 2006
DATE OF NOTICE

(SIGNATURE)

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)

SEC File No. 1-4717

ATTACHMENT TO FORM 144

Section 3(d): The value used is as of November 14, 2006.

Remarks:

This form 144 is being filed in conjunction with an SEC Rule 10B5-1 Trading Plan entered into on November 15, 2006, 2006 by Mr. Michael Haverty.

In accordance with the procedures described in the Commission's interpretive letter to Goldman, Sachs & Co. dated December 20, 1999, the shares noticed in Section 3(c) of this Form 144 are expected to be subject to a pre-paid forward sale contract entered into between Mr. Haverty and the broker named in Section 3(b) of this Form 144. The pre-paid forward sale contract will provide for an up-front cash payment to Mr. Haverty. The amount of such payment will be based upon the then-current market price of KCS Common Stock. Upon the expiration of the contract (approximately three years following the cash payment to Mr. Haverty) Mr. Haverty will be obligated to deliver a specified number of shares of KCS Common Stock or instead make a cash settlement. Mr. Haverty intends to pledge the shares subject to the pre-paid forward sale contracts to secure his obligations thereunder.